June 15, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Jay Ingram, Legal Branch Chief
Jessica Dickerson, Staff Attorney

Re:	GreenHunter Energy, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed May 18, 2012
File No. 333-178386

Ladies and Gentlemen,

On behalf of GreenHunter Energy, Inc. (the “Company”), set forth below are the Company’s responses to Staff comments made by letter dated June 12, 2012 (the “Comment Letter”), in connection with the filing of Amendment No. 2 to the Company’s Registration Statement on Form S-1, filed May 18, 2012 (Registration No. 333-178386) (the “S-1”). The Company’s responses are preceded by a reproduction of the corresponding Staff comments as set forth in the Comment Letter.

1.	Capitalization

We note your response to comment three of our letter dated January 30, 2012. However, based on the disclosure on page 33, it appears as though you still intend to reflect the application of offering proceeds in the capitalization table once you have determined an offering price. In this regard, we note the second bullet point at the top of page 33. Please confirm to us that you will not reflect the receipt or application of offering proceeds in the capitalization table. Such disclosure is not appropriate in a best efforts offering when no minimum amount of securities is required to be sold.

Company Response: The Company confirms to the Staff that we will not reflect the receipt or application of offering proceeds in the capitalization table.

2.	Management

Please include Mr. Hoopes and Mr. Evans in the management table, or tell us why you do not believe you are required to do so. Refer to Item 401(b) of Regulation S-K.

Company Response: The Company has added Mr. Evans and Mr. Hoopes to the management table.

1048 TEXAN TRAIL ¿ GRAPEVINE, TX 76051¿ OFFICE 972-410-1044 ¿ FAX 972-410-1066

3.	Unaudited Pro Forma Consolidated Financial Data

Please revise the section to include only the pro forma financial statements provided by Rule 11-02 (c) of Regulation S-X. Specifically, you should only present:

•	a pro forma condensed statement of income for the most recent fiscal year,
•

a pro forma condensed statement of income for the period from the most recent fiscal year end to the most recent interim date for which a balance sheet is required, which is January 1, 2012 through March 31, 2012 in this instance, and

•	a pro forma condensed balance sheet as of the end of the most recent period for which a consolidated balance sheet is required, which is March 31, 2012 in this instance.

Company Response: The Company has revised the pro forma data to reflect only a pro forma condensed statement of income for the most recent fiscal year, and a pro forma condensed statement of income for the period from the most recent fiscal year end to the most recent interim date for which a balance sheet is required, which is January 1, 2012 through March 31, 2012. There is no required proforma condensed balance sheet as of March 31, 2012 as such is included as part of our historical financial statements in the S-1/A.

If you have any questions or comments concerning these responses, please do not hesitate to call me at (463) 293-2641.

Sincerely,

GreenHunter Energy, Inc.

/s/ Morgan F. Johnston

Morgan F. Johnston

Senior Vice President, General Counsel, and Secretary